SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





 RYANAIR ANNOUNCES 15th EUROPEAN BASE AT CORK INTERNATIONAL AIRPORT
                  LOW FARE DOMESTIC FLIGHTS ARRIVE IN IRELAND

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 13th September 2005) announced Cork as its 15th European base. From 24th November 2005, Ryanair will base a brand new Boeing 737-800 aircraft worth $60M in Cork and add two new routes to Dublin and London Gatwick that will deliver more than 1 million passengers per annum on Ryanair's four routes to and from Cork.

FROM    TO                      STARTING                FREQUENCY

CORK    DUBLIN                  24th November           3 Daily
CORK    LONDON GATWICK          24th November           2 Daily
CORK    LIVERPOOL               Existing                1 Daily
CORK    LONDON STANSTED         Existing                4 Daily

Announcing Ryanair's 15th European base at Cork International Airport today, Ryanair's CEO, Michael O'Leary, said:

        "We are delighted to announce Cork International Airport as our 15th European base. Ryanair's new Cork base will deliver 1 million passengers per annum, sustain 1,000 jobs in the region and allow the people of Cork and Munster to travel internationally and domestically for a fraction of existing prices.

        "For the first time Irish passengers will be able to enjoy the benefits of Europe's lowest fares and most punctual airline on a domestic route. More than 1,000 low fare seats will be available daily between Cork and Dublin acting as a major stimulus to the tourism and business life of Cork.

        "Seats on these new routes are available for immediate booking on www.ryanair.com from EUR0.99 and we urge all passengers to book straight away as demand for fares this low fares will be huge".

Speaking today, Joe Gantley, Chairman of Cork Airport Authority, said:

        "The Board of CAA welcome Ryanair's commitment to establishing a base in Cork and look forward to the contribution this will make to the continued growth of Cork Airport".

Ends.                         Tuesday, 13th September 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980300


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13th September, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director